Mail Stop 6010

September 29, 2006

Raymond P.L. Cannefax
President and Chief Executive Officer
Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah

> **Re: Paradigm Medical Industries, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 15, 2006**
> **File No. 333-137334**

Dear Mr. Cannefax:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1.   Please reconcile the disclosure in the footnotes to the fee table with the number of shares on the prospectus cover page and the selling shareholder table. For example, we note the first paragraph of footnote 1 to the fee table refers to shares issuable upon exercise of warrants; however, warrant shares are not mentioned on the prospectus cover.

2.   We note the second paragraph of footnote 1 to the fee table about an insufficient number of shares. Any future registration statement that you file to register additional shares for resale for the selling shareholders or their affiliates might cast doubt on whether the entire series

of dealings with the selling shareholders, including the shares offered by this registration statement, was a transaction that is eligible to made on a shelf basis under Rule 415(a)(1)(i).

The Offering, page 3

3.   With a view toward disclosure in your risk factors and liquidity discussion, please tell us how you will repay your outstanding convertible notes absent an ability to register additional shares for resale.

4.   Please provide us a table that shows all of your outstanding commitments to issue shares, including the shares underlying notes and the commitments issued in footnote 1. Demonstrate that you have sufficient authorized shares to satisfy these commitments. If you do not have sufficient shares, please provide us your analysis of how you have determined that you will be authorized to issue the shares registered for resale for the duration of the offering.

5.   It appears from your disclosure on page 6 that you have revised the agreement with the selling shareholders regarding the number of shares you agreed to register for resale. Please file the revised agreement.

Selling Stockholders, page 51

6.   With a view toward analyzing whether this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), please provide us a table that shows clearly:

- the date that you issued any shares or securities convertible or exercisable into shares to the selling stockholders during the past year;
- the number of shares involved in each transaction;
- the consideration paid; and
- the date that the selling shareholders sold shares during the past year.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Randall A. Mackey, Esq.